EXHIBIT 99.1

KPMG Audit A division of KPMG S.A. 1, cours Valmy 92923 Paris La Défense Cedex	ERNST & YOUNG Audit 1/2, place des Saisons 92400 Courbevoie – Paris-La Défense 1

TOTAL S.A.

Registered office: 2, Place Jean Millier – La Défense 6 - 92400 Courbevoie

Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements

Year ended December 31, 2011

The Board of Directors and Shareholders

We have audited the accompanying consolidated balance sheets of TOTAL S.A. and subsidiaries (the “Company”) as of December 31, 2011, 2010 and 2009, and the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011, 2010 and 2009, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Paris La Défense, March 7, 2012

KPMG Audit A division of KPMG S.A.	ERNST & YOUNG Audit

/s/ JAY NIRSIMLOO	/s/ PASCAL MACIOCE	/s/ LAURENT VITSE
Jay Nirsimloo	Pascal Macioce	Laurent Vitse
Partner	Partner	Partner